APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

92 Investments dba Gio's Outdoors
Balance Sheet - unaudited
For the period ended 10/31/2023

| | Current Period |
	31-Oct-23
ASSETS	
Current Assets:	
Cash	$ 1,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	1,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	700.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	700.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 1,700.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		1,700.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		1,700.00
TOTAL LIABILITIES & EQUITY	$	**1,700.00**
Balance Sheet Check		-

I, Damien Boley, certify that:

1. The financial statements of Gio's Outdoors LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Gio's Outdoors LLC has not been included in this Form as Gio's Outdoors LLC was formed on 11/14/2023 and has not filed a tax return to date.

Signature   _Damien Boley_

Name: Damien Boley

Title: Owner